QuickLinks -- Click here to rapidly navigate through this document

Exhibit 2

FORM OF STOCKHOLDERS AGREEMENT

INTRODUCTORY TABLE

    The following table identifies each of the Jupiter Media Metrix, Inc. stockholders who signed the Stockholders Agreement in the form of this Exhibit and indicates the total number of shares of Jupiter Media Metrix, Inc. common stock, or shares issuable pursuant to options to purchase common stock, as the case may be, held by such stockholders subject to the Stockholders Agreement. The aggregate outstanding shares beneficially owned by the identified individuals as of October 25, 2001, the date the Stockholders Agreements were executed, represented approximately 22% of Jupiter Media Metrix, Inc.'s outstanding shares.

Name of Stockholder	Number of Shares of Company Common Stock Held	Number of Stock Options to Purchase Common Stock Outstanding
Tod Johnson*	5,166,727	0
Robert Becker*	0	1,050,00
Eugene DeRose*	1,579,970	72,132
Kurt Abrahamson*	829,760	129,870
William W. Helman	40,795	35,000
Robert Kavner	189,200	33,920
Stig A. Kry	3,000	51,066
James Mortensen	28,809	48,960
Andrew Parsons	12,000	30,000
Randy Pausch	0	30,000
Will Hodgman	110,854	45,000

Totals	7,961,115	1,525,948

*
Certain shares held by such person are not be subject to the transfer restrictions contained in Section 3 of the Stockholders Agreement below, and therefore upon any such potential permitted transfer, will no longer be subject to any other terms of this Stockholders Agreement. Please see Schedule 1 to the Stockholders Agreement below for more details.

STOCKHOLDERS AGREEMENT

    THIS STOCKHOLDERS AGREEMENT (this "Agreement"), is entered into as of October 25, 2001, by and among NetRatings, Inc., a Delaware corporation ("Parent"), Sonoma Acquisition Corporation, LLC., a Delaware limited liability company and a wholly owned subsidiary of Parent ("Sub"), and each of the stockholders of Jupiter Media Metrix, Inc., a Delaware corporation ("Target") set forth on Schedule 1 hereto (each a "Stockholder" and collectively, the "Stockholders") on a several and not joint basis.

    A.  Each Stockholder is, as of the date hereof, the record and beneficial owner of the number of shares of common stock, par value $0.001 (the "Target Common Stock"), of Target, set forth opposite the name of such Stockholder on Schedule 1 hereto;

    B.  Parent, Sub and Target have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the merger of Sub with and into Target with Target continuing as the surviving corporation (the "Merger") upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement); and

    C.  As a condition to the willingness of Parent and Sub to enter into the Merger Agreement and as an inducement and in consideration therefor, the Stockholders have agreed to enter into this Agreement.

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

    Section 1.  Representations and Warranties of the Stockholders.  Each Stockholder hereby represents and warrants to Parent and Sub, severally and not jointly, as follows:

      (a) Such Stockholder is the record and beneficial owner of the shares of Target Common Stock set forth opposite his, her or its name on Schedule 1 to this Agreement (such shares of Target Common Stock, together with any Target Common Stock acquired by the Stockholder after the date of this Agreement, whether upon the exercise of options to purchase Target Common Stock or otherwise, all as may be adjusted from time to time pursuant to Section 7 hereof, the "Shares"). Schedule 1 lists separately all options issued to such Stockholder.

      (b) Such Stockholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

      (c) This Agreement has been validly executed and delivered by such Stockholder and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

      (d) Neither the execution and delivery of this Agreement nor the consummation by such Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder or his assets are bound. No consent, approval, order or authorization (collectively, "Consent") of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Stockholder in connection with the execution and delivery of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated by this Agreement, other than (i) compliance with and filings under the HSR Act, if applicable to the Stockholder's receipt in the Merger of Parent Shares, and (ii) such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

      (e) In the case of any Stockholder that is a corporation, limited partnership or limited liability company, such stockholder is an entity duly organized and validly existing under the laws of the jurisdiction in which it is incorporated or constituted, and each such Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

      (f)  The Shares owned by such Stockholder are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances whatsoever on title, transfer, or exercise of any rights of a stockholder in respect of such Shares (collectively, "Encumbrances"), except for any such Encumbrances arising hereunder.

    Section 2.  Representations and Warranties of Parent and Sub.  Each of Parent and Sub hereby, jointly and severally, represents and warrants to the Stockholders as follows:

      (a) Parent is a corporation duly organized and validly existing under the laws of the State of Delaware, Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

      (b) This Agreement has been duly authorized, executed and delivered by each of Parent and Sub, and constitutes the legal, valid and binding obligation of each of Parent and Sub, enforceable against each of them in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

    Section 3.  Transfer of the Shares.

      (a) Prior to the termination of this Agreement, none of the Stockholders shall: (i) except as described on and pursuant to the terms of Annex I hereto, transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Shares or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares; (iv) deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby.

      (b) Each Stockholder agrees to surrender to Target, or to the transfer agent for Target, certificates evidencing the Shares, and shall cause Target or the transfer agent for Target to place the following legend on any and all certificates evidencing the Shares:

    THE SHARES OF TARGET COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER PURSUANT TO THAT CERTAIN STOCKHOLDERS AGREEMENT, DATED AS

    OF OCTOBER 25, 2001, BY AND AMONG NETRATINGS, INC., ACQUISITION CORPORATION AND CERTAIN STOCKHOLDERS OF TARGET. ANY TRANSFER OF SUCH SHARES OF TARGET COMMON STOCK IN VIOLATION OF THE TERMS AND PROVISIONS OF SUCH AGREEMENT SHALL BE NULL AND VOID AND OF NO EFFECT WHATSOEVER.

    Section 4.  Voting Arrangements.

      (a) Each Stockholder agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of Target (a "Target Stockholders' Meeting"), however called, and at every adjournment or postponement thereof, he, she or it shall (i) appear at the meeting or otherwise cause his, her or its Shares, to be counted as present thereat for purposes of establishing a quorum, (ii) vote, or execute consents in respect of, his, her or its Shares, or cause his, her or its Shares to be voted, or consents to be executed in respect thereof, in favor of the approval and adoption of the Merger Agreement (including any revised or amended Merger Agreement approved by the board of directors of Target (other than any amendment modifying the consideration to be paid to such Stockholder)), and any action required in furtherance thereof and (iii) vote, or execute consents in respect of, his, her or its Shares, or cause his, her or its Shares to be voted, or consents to be executed in respect thereof, against (A) any agreement or transaction relating to any (I) merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (1) in which the Company or any of its subsidiaries is a constituent corporation, (2) in which a person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of persons, directly or indirectly, acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of the Company or any of its subsidiaries, or (3) in which the Company or any of its subsidiaries issues or sells securities representing more than 15% of the outstanding securities of any class of voting securities of the Company or any of its subsidiaries; or any sale (other than sales of inventory in the ordinary course of business), lease (other than in the ordinary course of business), exchange, transfer (other than sales of inventory in the ordinary course of business), license (other than nonexclusive licenses in the ordinary course of business), acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of the Company or any of its subsidiaries; or (II) any liquidation or dissolution of Target (each, an "Acquisition Proposal") or transaction or occurrence that if proposed and offered to Target or its stockholders (or any of them) would constitute an Acquisition Proposal (collectively, "Alternative Transactions") or (B) any amendment of Target's Certificate of Incorporation or By-laws or other proposal, action or transaction involving Target or any of its Subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by this Agreement or to deprive Parent of any material portion of the benefits anticipated by Parent to be received from the consummation of the Merger or the other transactions contemplated by the Merger Agreement or this Agreement, or change in any manner the voting rights of Target Common Stock (collectively, "Frustrating Transactions") presented to the Stockholders of Target (regardless of any recommendation of the Board of Directors of Target) or in respect of which vote or consent of the Stockholder is requested or sought.

      (b) Irrevocable Proxy. As security for the Stockholders' obligations under Section 4(a), each of the Stockholders hereby irrevocably constitutes and appoints Parent and any designee of Parent as his, her or its attorney and proxy in accordance with Delaware General Corporation Law ("DGCL"), with full power of substitution and resubstitution, to cause the Stockholder's shares to be counted as present at any Target Stockholders Meetings to vote his, her or its Shares at any Target Stockholders' Meeting, however called, and execute consents in respect of his, her or its shares as and to the extent provided in Section 5(a). THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to his, her or its Shares that he, she or it may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be granted.

      (c) Each Stockholder represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes such proxies.

      (d) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section or in Section 8, is intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL. If for any reason the proxy granted herein is not irrevocable, then such Stockholder agrees to vote his, her or its Shares in accordance with Section 4(a) above as instructed by Parent in writing. The parties agree that the foregoing is a voting agreement created under Section 218 of the DGCL with respect to Parent and each of the Stockholders.

    Section 5.  Covenants of Each Stockholder.  Each Stockholder, severally and not jointly, covenants and agrees as follows:

      (a) The Stockholder shall not issue any press release or make any other public statement with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement without the prior written consent of Parent, except as may be required by applicable law.

      (b) The Stockholder hereby consents to and approves the actions taken by the Board of Directors of the Company in approving the Merger Agreement and this Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under Section 262 of the DGCL in connection with the Merger.

      (c) If, at the time the Merger Agreement is submitted for adoption by the stockholders of the Company, the Stockholder is an "affiliate" of the Company for purposes of Rule 145 under the Securities Act and has made or proposes to make a Share Election, the Stockholder shall deliver to Parent prior to the Closing a written agreement substantially in the form attached as Exhibit A to the Merger Agreement.

      (d) Each Stockholder agrees that unless otherwise agreed with Parent, such Stockholder shall elect to receive Parent Shares in the Merger, provided, however that each Stockholder may elect to receive cash, as provided in, and pursuant to the terms of the Merger Agreement, for up to thirty percent (30%) of the number of Shares listed on Schedule 1 attributable to such Stockholder.

    Section 6.  Certain Events. In the event of any change in the Target Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, reorganization, business combination, consolidation, exchange of shares, or any similar transaction or other change in the capital structure of Target affecting the Target Common Stock or the acquisition of additional shares of Target Common Stock or other securities or rights of Target by any Stockholder (whether through the exercise of any options, warrants or other rights to purchase shares of Target Common Stock or otherwise): (a) the number of Shares owned by such Stockholder shall be adjusted appropriately, and (b) this Agreement and the obligations hereunder shall attach to any additional shares of Target Common Stock or other securities or rights of Target issued to or acquired by each of the Stockholders.

    Section 7.  Acquisition Proposals; Non-Solicitation.

      (a) Acquisition Proposals. In the event any Stockholder, in such Stockholder's capacity as a stockholder, shall receive or become aware of any Acquisition Proposal subsequent to the date hereof, such Stockholder shall promptly inform Parent as to any such matter and the details thereof (including the name of the person making such proposal and the material terms and conditions of any proposals or offers). Such stockholder will keep Parent and Sub fully informed, on a current basis, of the status and terms of any Acquisition Proposal.

      (b) Non-Solicitation. Such Stockholder agrees that it shall immediately cease and cause to be terminated all existing discussions, negotiations and communications between such Stockholder and any persons with respect to any Acquisition Proposal. Such Stockholder shall not and shall not authorize or permit its Representatives to directly or indirectly (i) initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) in the event of an unsolicited Acquisition Proposal for Target, engage in negotiations or discussions with, or provide any information or data to, any person (other than Parent or any of its affiliates or representatives) relating to any Acquisition Proposal. Any violation of the foregoing restrictions by such Stockholder or its Representatives, whether or not such Stockholder or Representative is so authorized by Target or by any other Stockholder and whether or not such Stockholder or Representative is purporting to act on behalf of Target, any Stockholder or Stockholders or otherwise, shall be deemed to be a breach of this Agreement by such Stockholder. It is understood that this Agreement, including this Section 7, limits the rights of each Stockholder only to the extent that such Stockholder is acting in such Stockholder's capacity as a Stockholder. Nothing in this Agreement shall be construed as preventing a Stockholder who is an officer or director of Target from fulfilling the obligations of such office (including, subject to the limitations contained in Sections 5.3 of the Merger Agreement, the performance of obligations required by the fiduciary obligations of such Stockholder acting solely in his or her capacity as an officer or director).

    Section 8.  Termination.  This Agreement, and all rights and obligations of the parties hereunder (including the proxy contained herein), shall terminate immediately upon the earlier of (a) the date of termination of the Merger Agreement or (b) the Effective Time.

    Section 9.  Expenses.  All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

    Section 10.  Public Announcements.  Each of the Stockholders, the Parent and Sub agrees that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure may be made without obtaining such prior consent (a) if (i) the disclosure is required by law or is required by any regulatory authority, including but not limited to the Nasdaq National Stock Market and any other national securities exchange, trading market or inter-dealer quotation system on which the Shares trade and (ii) the party making such disclosure has first used its best efforts to consult with the other parties about the form and substance of such disclosure, or (b) by Parent and Sub in accordance with Section 6.06 of the Merger Agreement.

    Section 11.  Miscellaneous.

      (a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by a nationally recognized overnight courier service, such as Federal Express (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      If to any of the Stockholders, at the address set forth opposite the name of such Stockholder on Schedule 1 hereto:

      with a copy to:

      and

      If to Parent or Sub, to:

      NetRatings, Inc.
      890 Hillview Court
      Milpitas, CA 95035
      Attention: Jack Lazar
      Facsimile:

      with a copy to:

      Gray Cary Ware & Freidenrich LLP
      400 Hamilton Avenue
      Palo Alto, CA 94301-1833
      Attention: Jon Perry, Esq.
      Facsimile: (650) 833-2001

      (b) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      (c) Counterparts. This Agreement may be executed manually or by facsimile by the parties hereto, or xerographically or electronically by their respective attorneys, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

      (d) Entire Agreement. This Agreement (together with the Merger Agreement and any other documents and instruments referred to herein and therein) constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof.

      (e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

      (f)  Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that Parent and Sub may assign, in their sole discretion and without the consent of any other party, any or all of their rights, interests and obligations hereunder to each other or to one or more direct or indirect wholly- owned subsidiaries of Parent (each, an "Assignee"). Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      (g) Severability of Provisions. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions are fulfilled to the extent possible.

      (h) Specific Performance. The parties hereto acknowledge that money damages would be an inadequate remedy for any breach of this Agreement by any party hereto, and that the obligations of the parties hereto shall be enforceable by any party hereto through injunctive or other equitable relief.

      (i)  Amendment. No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

[The remainder of this page is left intentionally blank]

    IN WITNESS WHEREOF, Parent, Sub and the Stockholders have caused this Agreement to be duly executed and delivered as of the date first written above.

NETRATINGS, INC.
By:

Name:

Title:

SONOMA ACQUISITION CORP., LLC.
By:

Name:

Title:

STOCKHOLDER
By:

Name:

Title:

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

SCHEDULE 1

Name of Stockholder	Number of Shares of Company Common Stock Held	Number of Stock Options to Purchase Common Stock Outstanding
Tod Johnson(1)	5,166,727	0
Robert Becker	0	1,050,000
Eugene DeRose(2)	1,579,970	72,132
Kurt Abrahamson(3)	829,760	129,870
William W. Helman(4)	40,795	35,000
Robert Kavner	189,200	33,920
Stig A. Kry	3,000	51,066
James Mortensen(5)	28,809	48,960
Andrew Parsons	12,000	30,000
Randy Pausch	0	30,000
Will Hodgman(6)	110,854	45,000

(1)
Of the 5,166,727 shares of Company Common Stock beneficially held by Tod Johnson, 4,304,227 shares are held indirectly through NPD and 160,549 of such shares are required to be sold to certain present or former employees or advisors of NPD upon the exercise of options granted on such shares pursuant to an NPD benefit plan. In addition, Mr. Johnson may donate up to 500,000 shares Company Common Stock to one or more charitable organizations between the execution of the Stockholders' Agreement and the consummation of the transactions contemplated by the Merger Agreement. Neither the 160,549 shares nor the 500,000 shares of Company Common Stock described above shall be subject to the transfer restrictions described in Section 3 of the Stockholders' Agreement.

(2)
Eugene DeRose is subject to a Selling Plan, dated November 20, 2000, by which Mr. DeRose is obligated to sell 55,000 shares of Company Common Stock per quarter. Shares subject to Mr. DeRose's Selling Plan shall not be subject to the transfer restrictions described in Section 3 of the Stockholders' Agreement.

(3)
Kurt Abrahamson is subject to a Selling Plan, dated November 20, 2000, by which Mr. Abrahamson is obligated to sell 40,000 shares of Company Common Stock per quarter. Shares subject to Mr. Abrahamson's Selling Plan shall not be subject to the transfer restrictions described in Section 3 of the Stockholders' Agreement.

(4)
Of the 40,795 shares of Company Common Stock held by William W. Helman, 872 shares are indirectly held through Childrens' Trusts.

(5)
Of the 28,809 shares of Company Common Stock beneficially held by James Mortensen, 20,000 shares were purchased by Mr. Mortensen's Individual Retirement Account.

(6)
Of the 110,854 shares of Company Common Stock beneficially held by Will Hodgman, 25,000 shares were contributed by Mr. Hodgman to an exchange fund under a 7 year holding period with DLJ Emerging Growth Partners, L.P., whose general partner is WSW Capital, Inc., with which Mr. Hodgman is a limited partner and 20,000 shares were contributed by Mr. Hodgman on December 28, 2000 to Hodgman Investment Fund LLC.

QuickLinks

FORM OF STOCKHOLDERS AGREEMENT INTRODUCTORY TABLE
STOCKHOLDERS AGREEMENT